SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05873K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group (as defined below).

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

         This Amendment No. 3 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 5, 2007, as amended by Amendment No. 2 filed on August 14, 2007 and Amendment No. 1 filed on July 31, 2007 and (the "Schedule 13D"), by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund" and, together with Harbinger Capital Partners Special Situations Fund, L.P., the "Harbinger Investors"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons" and, together with Liberation Investments, L.P., Liberation Investments, Ltd., Liberation Investment Group, LLC and Emanuel Pearlman, the "Group") relating to shares of common stock (the "Common Stock"), $.01 par value per share, of Bally Total Fitness Holding Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. As specifically amended and supplemented by this Amendment No. 3, the Schedule 13D shall remain in full force and effect.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         ITEM 4 OF THE SCHEDULE 13D FILED ON AUGUST 14, 2007 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING IMMEDIATELY AFTER THE LAST PARAGRAPH
THEREOF:

         On August 15, 2007, the Harbinger Investors entered into an Investment Agreement with the Company (the "Investment Agreement") pursuant to which the Harbinger Investors agreed to invest $233.6 million in exchange for 100% of the common equity of the reorganized Company as contemplated by the Harbinger Proposal, subject to certain conditions. If the Investment Agreement terminates under limited circumstances provided for in the Investment Agreement, the Company has agreed to pay the Harbinger Investors a break-up fee of $10 million and to reimburse the Harbinger Investors' reasonable out-of-pocket expenses, subject to certain caps.

         On August 15, 2007, the Harbinger Investors also entered into a Restructuring Support Agreement (the "Restructuring Support Agreement") pursuant to which the Harbinger Investors, holders of more than 55% of the Company's 10-1/2% Senior Notes due 2011 ("Senior Notes" and holders of such notes, "Senior Noteholders"), subject to the modifications to the treatment of the Senior Notes described below, and holders of more than 80% of the Company's 9-7/8% Senior Subordinated Notes due 2007 ("Subordinated Notes" and holders of such notes, "Subordinated Noteholders), which include affiliates of Tennenbaum Capital Partners, LLC, Goldman, Sachs & Co. and Anschutz Investment Company, subject to bankruptcy approval, have agreed to support the Amended Plan.

         The Harbinger Proposal under the Amended Plan would provide equal or better treatment to all holders of unsecured claims against the Company, including the Senior and Subordinated Noteholders. Specifically:

          o The annual interest rate payable under the Senior Notes would be increased to 13% (from 12-3/8% in the Existing Plan), with corresponding increases in the premiums payable for early redemption. The Senior Noteholders would otherwise receive the same treatment as provided in the Existing Plan.

          o Subordinated Noteholders would receive an immediate cash payment of $123.5 million in the aggregate, with the remaining balance of the Subordinated Notes to be satisfied through the issuance of approximately $200 million in new subordinated notes of the reorganized Company. The annual interest rate payable under the new subordinated notes would be increased by 200 basis points to 15 5/8% as the payment-in-kind interest rate and 14% as the cash pay interest rate. Subordinated Noteholders would otherwise receive the same treatment as provided in the Existing Plan. Under the Existing Plan, Subordinated Noteholders would not receive any cash payments.

          o Holders of all other unsecured claims would receive full payment in cash, in some cases over time with interest.

          o Holders of the Company's existing common stock and certain other claims treated as equity in bankruptcy would receive $16.5 million in the aggregate. Under the Existing Plan, existing common stockholders would receive no distribution.

         The Restructuring Support Agreement and the Investment Agreement will become effective upon approval of the Bankruptcy Court, which the Company is seeking at the hearing scheduled for August 21, 2007.

         A copy of the Investment Agreement is filed herewith as Exhibit J. A form of the Restructuring Support Agreement is filed herewith as Exhibit K.

         The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         ITEM 6 OF THE SCHEDULE 13D FILED ON AUGUST 14, 2007 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING IMMEDIATELY AFTER THE LAST PARAGRAPH
THEREOF:

         On August 15, 2007, the Harbinger Investors entered into the Investment Agreement and the Restructuring Support Agreement (as described in Item 4 above). A copy of the Investment Agreement is filed herewith as Exhibit J. A form of the Restructuring Support Agreement is filed herewith as Exhibit K.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         ITEM 7 FROM THE SCHEDULE 13D FILED ON AUGUST 14, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit J:  Investment Agreement
Exhibit K:  Form of Restructuring Support Agreement

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    --------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    --------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    --------------------------

/s/ Philip Falcone
--------------------------
Philip Falcone

/s/ Raymond J. Harbert
--------------------------
Raymond J. Harbert

/s/ Michael D. Luce
--------------------------
Michael D. Luce

August 17, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




SK 03773 0003 803572